EXHIBIT 99.1

Yamana Gold Advances Projects in Its Generative Exploration Program, Outlines 2021 Plans for Advancing Projects; Reports Positive Advances at Lavra Velha, Monument Bay, Borborema, and Adds Two Early Stage Projects to Program in Chile

download a PDF of detailed drill hole results for Lavra Velha download a PDF of detailed drill hole results for Monument Bay download a PDF of detailed drill hole results for Borborema
download a PDF of detailed drill hole results for Ivolandia

TORONTO, Dec. 03, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY LSE: AUY) (“Yamana” or “the Company”) provided an update on its generative exploration program activities, announcing positive drill results from the Lavra Velha, Monument Bay, and Borborema projects, as well as the addition of two new projects, Cambista and Cambiazo, to the program in Chile.

The generative exploration program is a key component of Yamana’s overall growth strategy, designed to advance the Company’s most prospective properties and lay the foundation for the next generation of Yamana mines. By prudently investing in its exploration project pipeline today, the Company expects to steadily increase its mineral resource base and generate consistent long-term growth in production and cash flow. The Company’s generative work is focused on its large land positions in mining-friendly jurisdictions in the Americas where Yamana already has producing mines and deep technical, geological, and operational expertise. This allows for the rapid advancement of the Company’s highest value projects while at the same time moving the most promising early-stage properties up the exploration pipeline. The main objectives of the generative program are the discovery of a standalone project with inferred mineral resources of at least 1.5 million ounces of gold equivalent within three years that, on a longer-term basis, can support the development of a new cash flow generating mine with production of 150,000 ounces per year for at least eight years.

Projects in the generative exploration program are categorized and defined as follows:

Tier One	Projects with well-defined gold mineral resources and opportunities to grow to a potentially economic threshold in the next three years
Tier Two	Projects that have achieved significant drill intercepts and whose geology along with other factors support rapid mineral resource growth
Tier Three	Highly prospective projects with known mineralization defined with rock and soil geochemistry that warrant future drill testing

The first year of the generative exploration program showed significant progress, notwithstanding limited drilling activity due to COVID-19 related restrictions, strengthening the Company’s conviction that it will meet its objective of discovering a standalone project with inferred mineral resources of at least 1.5 million ounces of gold equivalent within three years. The results also underscore the scope, breadth, optionality, and value of Yamana’s generative portfolio, which now consists of 11 projects including the addition of two new Tier 3 projects, Cambista and Cambiazo, in Chile. Both of these projects, along with several others in the generative portfolio, including Jacobina Norte, are located in close proximity to producing Yamana mines, which will allow the Company to leverage its expertise and experience in these regions to advance the projects and potentially benefit from existing infrastructure should these projects become producing mines. Drill results at Borborema, Ivolandia, and Cambista-Cambiazo show excellent potential to advance to the next tier.

PROJECT SNAPSHOTS

Tier One

  Lavra Velha (Bahia, Brazil) hosts stacked, flat-lying mineralized zones that are oxidized near surface. Exploration is expanding the known oxide mineral resource base, and the deposit is being evaluated as a potential open pit prospect relying on heap leaching for recovery.

  Monument Bay (Manitoba, Canada) is a four-kilometre long mineralized Archean shear zone with steeply plunging higher-grade mineralized shoots that is being considered as a potential underground higher-grade prospect.

Tier Two

  Jacobina Norte (Bahia, Brazil) is a large, highly-prospective property that lies contiguous to and north of the Company’s prolific Jacobina mine, with preliminary results showing excellent potential for the discovery of standalone Jacobina-type mineralization and the addition of a new mine along the greenstone basin.

  Borborema (Pernambuco, Brazil) hosts newly discovered massive sulphide mineralization that contains high-grade copper as well as gold and zinc. This high-grade mineralization is being delineated, and testing of other copper and gold targets is ongoing.

  Ivolandia (Goias, Brazil) is an advancing exploration project where drilling has defined wide low-grade mineralized zones. Exploration is focussed on oxidized, near-to-surface zones of gold mineralization that are potentially well-suited to open pit heap leach extraction.

  Domain (Manitoba, Canada) hosts iron formation gold mineralization that has been identified by limited historic drilling. It is a large property with untested iron formation and shear zone type targets that Yamana expects to begin drill testing in 2021 pending the conclusion of community consultation and permitting.

Tier Three

  North Madsen (Ontario, Canada) is located in the Red Lake district in northwest Ontario, where intrusive hosted vein and stockwork gold mineralization generates both wide, low-grade mineralized zones and higher-grade vein and shear-hosted mineralization. The mineralized zones are currently being evaluated for higher-grade mineralization that could be amenable to underground mining.

  Colider (Mato Gross, Brazil) is an early stage project in the newly developing Juruena District that has been explored for porphyry copper and precious metals deposits by several junior and senior companies. The property has defined gold-in-rock and soil anomalies associated with well preserved epithermal style mineralization in a Proterozoic arc setting. Targets are ready for first pass drill testing.

  Cambista and Cambiazo (Antofagasta, Chile) are two early-stage properties with an extensive portfolio of mineral concessions located within 100 kilometres of the Company’s El Peñón mine. Recent exploration has identified significant areas of alteration with associated anomalous gold results in soil and rock samples and limited but encouraging gold mineralization in drill intercepts. Drill testing is ongoing.

  Mara Rosa (Goias, Brazil) is a large land package marked by the same alteration footprint as the Chapada mine, with significant copper, copper-gold, and gold-only targets, several of which are drill ready. Further geochemical exploration is planned in 2021.

Figure 1: Project Location Map.
https://www.globenewswire.com/NewsRoom/AttachmentNg/0896239b-b0a1-483d-ab65-43940d8511dc

TIER ONE PROJECTS

Lavra Velha

Lavra Velha is an advanced exploration project located on a 55,000-hectare land package in Brazil’s Bahia state, a mining-friendly jurisdiction that is also home to Yamana’s Jacobina mine. Lavra Velha is located about 300 kilometres from Jacobina and could share potential synergies with the mine operation. The generative exploration program has already identified inferred mineral resources at Lavra Velha of 3.93 million tonnes at 4.29 grams per tonne (“g/t”) of gold for 543,000 ounces of gold, which represents one-third of the 1.5 million ounces of inferred mineral resources being targeted by the Company under the generative exploration program.

Exploration continues to generate and test new prospective areas within and around the Lavra Velha deposit with a focus on shallow oxide mineralization. Step out exploration has led to the further discovery and partial delineation of the Lavra Velha SW and Sul deposits. These areas consist of a series of structural zones defined over more than 900 metres of strike length. Shallow drilling in 2020 has yielded significant results from oxide mineralized zones, as represented by the following estimated true width intercepts: 5.80 metres at 2.35 g/t of gold (from hole FSW-018, starting at 56.20 metres down hole); 4.89 metres at 2.18 g/t of gold (hole FLV00161, starting at starting at 63.00 metres down hole); and 9.44 metres at 0.64 g/t of gold, including 0.84 metres at 2.84 g/t of gold (hole FSW-020, starting at 101.00 metres down hole).

Historic drill intercepts of note from the Lavra Velha SW and Sul deposits include the following estimated true width intercepts: 4.90 metres at 3.95 g/t of gold (hole FLV-136, starting at 26.40 metres down hole); 11.21 metres at 3.63 g/t of gold, including 2.05 metres at 10.30 g/t of gold (hole FLV-146, starting at 98.13 metres down hole) and 12.67 metres at 1.94 g/t of gold (FLV-068, starting at 1.20 metres down hole). See Figure 2 for a project map and Table 1 for additional drill results. These results as well as other previously released results (see the Yamana press release issued February 20, 2020, available on the Company’s website at www.yamana.com) will be used to update the mineral resources, and are expected to add to the already identified oxide mineral resource.

To the southeast of the Lavra Velha deposit, a similar geological setting has been explored in the Flanco Leste area. Recent geochemical results from surface rock sampling has defined a large, continuous anomalous zone along a 3.5 kilometre strike associated with alteration similar to that present at higher levels of the Lavra Velha deposit. Exploratory drilling has been initiated to test this area and will continue in early 2021.

Metallurgical studies were initiated to determine the suitability of Lavra Velha mineralization for heap leach extraction. Bottle roll tests were executed at SGS laboratory (Belo Horizonte, Minas Gerais) with a total of 39 oxide samples tested. One kilogram splits of material with 100% passing six millimetres were analyzed by sampling at five fixed intervals of 2, 4, 8, 24, and 72 hours. The initial results show that the oxide mineralization may be suitable for gold recovery by heap leaching, with an average of 94.6% gold extraction in under 72 hours. Similar tests on sulphide bearing material showed recoveries that averaged 87% for mixed sulphide and oxide domains and 75% for sulphide only domains. Additional metallurgical studies are underway that will include larger-scale column tests and cyanide consumption analysis, with results expected by mid-year 2021.

Lavra Velha represents one of the best prospects in the generative exploration program, and Yamana believes there is excellent potential for the project to meet the Company’s three-year, 1.5 million ounce inferred mineral resource target.

Figure 2: Lavra Velha project map showing main mineralized sectors, rock sample results and 2020 and historic drilling highlights for Lavra Velha Sul and Lavra Velha SW, reported as Au (g/t) over estimated true widths.
https://www.globenewswire.com/NewsRoom/AttachmentNg/c003f51f-fb0f-450c-838c-5e7e369ccdcc

Table 1: Lavra Velha 2020 and historic drilling highlights.

Hole	Including	Sector	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (g/t)	Year
FSW-016		Lavra Velha Sul	76.00	89.91	13.91	13.30	0.45	2020
	Incl.	Lavra Velha Sul	76.00	76.65	0.65	0.65	1.10	2020
	Incl.	Lavra Velha Sul	89.34	89.91	0.57	0.57	4.45	2020
FSW-018		Lavra Velha Sul	56.20	62.00	5.80	5.80	2.35	2020
	Incl.	Lavra Velha Sul	56.20	56.93	0.73	0.73	6.78	2020
	Incl.	Lavra Velha Sul	61.03	62.00	0.97	0.97	6.48	2020
	And	Lavra Velha Sul	117.00	126.19	9.19	9.19	0.60	2020
FSW-020		Lavra Velha Sul	101.00	110.44	9.44	9.44	0.64	2020
	Incl.	Lavra Velha Sul	101.00	101.84	0.84	0.84	2.84	2020
FLV00161		Lavra Velha Sul	63.00	68.00	5.00	4.89	2.18	2020
	Incl.	Lavra Velha Sul	65.19	66.20	1.01	0.98	9.65	2020
FLV-068		Lavra Velha SW	1.20	13.87	12.67	12.67	1.94	Historic
	Incl.	Lavra Velha SW	10.15	12.00	1.85	1.85	8.30	Historic
FLV-136		Lavra Velha Sul	26.40	35.51	9.11	4.90	3.95	Historic
	Incl.	Lavra Velha Sul	27.61	33.15	5.54	2.98	5.56	Historic
FLV-146		Lavra Velha SW	98.13	110.58	12.45	11.21	3.63	Historic
	Incl.	Lavra Velha SW	93.13	100.41	2.28	2.05	10.30	Historic
	Incl.	Lavra Velha SW	105.00	109.00	4.00	3.60	4.65	Historic

Monument Bay

Yamana continues to explore its 31,000-hectare Monument Bay project, located in northeastern Manitoba. The Twin Lakes deposit was originally being considered as an open pit operation but is now being re-evaluated as an underground project based on encouraging results from an internal study consisting of a stope optimization exercise within a revised deposit interpretation. The internal study indicates the presence of steeply plunging higher-grade shoots within the open pit resource that are potentially mineable in an underground scenario. Where possible, mineralized shoots were extended up to a maximum depth of 700 metres to produce target shapes to guide the next phase of deposit drilling.

While an underground project would reduce the overall mineral resource, grades would be expected to increase and, consequently, potentially improve economics. In addition, the mineralized shoots are open at depth, which means the initial mineral resource could increase. Further, an underground scenario would reduce the project footprint, mitigating the surface impact and lowering its overall environmental footprint.

Encouraging drill results from the winter 2020 program include the following estimated true width intercepts: 14.86 metres at 3.32 g/t of gold, including 7.20 metres at 5.58 g/t of gold (TL-20-703); 7.46 metres at 6.68 g/t of gold (TL-20-712); 4.06 metres at 8.64 g/t of gold, including 3.07 metres at 10.73 g/t of gold (TL-20-715); and 4.64 metres at 5.29 g/t of gold (TL-20-702). The results confirm the presence of higher grade and wide structures and zone extensions at shallow elevations not currently within the model, underscoring the potential within the deposit footprint both near surface and at depth. See Figure 3 for a long section of the Monument Bay Twin Lakes deposit and Table 2 for additional drill results.

Drilling activity in 2020 was impacted by restrictions related to COVID-19, but the exploration program will now ramp up taking advantage of winter ice conditions, with rigorous COVID-19 precautionary measures in place and rapid testing available to protect local communities and project personnel. More drilling results are expected by the middle of 2021.

In order to guide a 16,000-metre winter surface drilling program along the deposit trend, a series of three drill holes were completed during the recent fall program. Full results are pending but core logging confirms the presence of characteristic deposit mineralization and alteration features at depth, with preliminary associated anomalous gold values. Results will be reported along with the planned drill program in 2021.

In early 2020, a reverse circulation drill till sampling program continued across the property, testing areas not previously targeted. Till and top of bedrock results further support interest in an emerging target area southeast of the Twin Lakes deposit. Exploration on this target area is expected to resume in 2021.

Figure 3: Monument Bay Twin Lakes Deposit long section with modeled geologically defined gold domains as well as target gold domains projected to 700 metres depth. 2019 and 2020 drilling results and select historic intercepts, reported as Au (g/t) over estimated true widths, shown to illustrate higher-grade values within gold domains.
https://www.globenewswire.com/NewsRoom/AttachmentNg/0f359441-38bc-4128-aa5d-9bba5c845212

Hole	Including	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (g/t)	Year
TL-19-696		160.37	169.65	9.28	8.98	3.71	2019
	Incl.	162.37	166.25	3.88	3.76	7.54	2019
	Incl.	163.70	166.25	2.55	2.47	9.68	2019
TL-19-697B		161.50	167.40	5.90	5.22	4.32	2019
	And	181.03	183.65	2.62	0.81	27.12	2019
	Incl.	181.03	182.65	1.62	0.50	43.09	2019
TL-20-702		26.45	31.30	4.85	4.64	5.29	2020
	Incl.	26.45	27.40	0.95	0.91	12.43	2020
TL-20-703		132.00	149.07	17.07	14.86	3.32	2020
	Incl.	140.50	148.77	8.27	7.20	5.58	2020
TL-20-712		26.00	34.15	8.15	7.46	6.68	2020
TL-20-714		116.70	124.90	8.20	7.83	2.44	2020
	Incl.	116.70	119.70	3.00	2.87	5.39	2020
	Incl.	118.90	119.70	0.80	0.76	18.30	2020
	And	131.90	137.60	5.70	5.58	3.43	2020
TL-20-715		96.00	100.10	4.10	4.06	8.64	2020
	Incl.	97.00	100.10	3.10	3.07	10.73	2020
	And	165.00	167.80	2.80	2.78	5.87	2020
	Incl.	165.75	167.80	2.05	2.03	7.50	2020

TIER 2 PROJECTS

Jacobina Norte

The Jacobina Norte project, located in Brazil’s Bahia State contiguous to and north of the Jacobina mine property, comprises a total of 78,000 hectares of exploration concessions distributed along a 150-kilometre-long strike length extent of the Serra do Corrego formation, which hosts the paleoplacer gold mineralization of the Jacobina mine. Surface work, which started in 2019 and continued in 2020, has defined mineralized conglomerate reefs along a trend that is more than 15-kilometres long. An exploratory drilling program was recently initiated covering several well defined mineralized sectors, while district exploration continues to explore for new mineralized sectors north of areas currently being drilled.

Surface work at Jacobina Norte has defined three sectors, Angicos, Barracão, and Barracão Velho, where gold-in-rock samples related to multiple, staked, continuous conglomerate reefs, defined a 15-kilometre target area within a geological setting that is closely comparable to the paleoplacer gold mineralization found at the Jacobina mine. In all three sectors, at least four distinct conglomerate layers have been defined, ranging from four to five metres in thickness and presenting numerous gold values above 1.0 g/t of gold, with assays ranging up to 5.8 g/t of gold in some areas. Drilling is continuing and will test widely spaced targets to rapidly define the highest priority areas for advancement.

District exploration beyond the northern limits of the Angicos-Barrãcao area has identified several other areas of conglomerate hosting anomalous gold values in areas up to 40 kilometres north of Barracão Velho. See Figure 4 for a project map and main exploration targets as well as planned drilling.

The results generated from the first-year program at Jacobina Norte show impressive exploration potential, with strong evidence of favourable geological features that make the Jacobina mine a multimillion ounce gold deposit.

Figure 4: Jacobina Norte project and main explored sectors.
https://www.globenewswire.com/NewsRoom/AttachmentNg/6057e6a8-5ef4-4ba9-b425-5f263cd55a95

Borborema

The Borborema project is a 25,000-hectare land package located in Brazil’s Pernambuco state in a Proterozoic magmatic arc environment that is similar to the belt hosting the Chapada mine, a large copper-gold mine developed by Yamana and put into production in 2007. Recent generative exploration work at Borborema has led to the discovery of important, high-grade copper-gold-zinc massive sulphide mineralization that has produced notable drill intercepts in initial drilling and defined several other high potential targets on the property.

The drilling program at São Francisco has successfully delineated a continuous 900-metre long copper-gold-zinc massive sulfide mineralized body that runs in an east-west direction, gently plunging to the east and enveloped by a large halo of lower-grade disseminated sulphide mineralization. Both the halo and massive sulphide mineralization remain open for expansion. Drilling results demonstrate that the São Francisco discovery is a significant polymetallic system with associated gold, as defined by the following recent core length intercepts (estimated to approximately equal true widths): 7.53 metres at 3.80% of copper, 0.36 g/t of gold, and 0.26% of zinc, including 3.42 metres at 7.40% of copper, 0.75 g/t of gold, and 0.50% of zinc (starting at 76.80 metres downhole, SF-12); 4.37 metres at 2.15% of copper, 0.13 g/t of gold, and 0.34% of zinc, including 1.30 metres at 5.54% of copper, 0.29 g/t of gold, and 0.70% of zinc (starting at 45.26 metres downhole, SF-09); and 5.65 metres at 1.83% of copper, 0.18 g/t of gold, and 0.17% of zinc, including 1.65 metres at 5.50% of copper, 0.50 g/t of gold, and 0.53% of zinc (starting at 116.35 metres downhole, SF-16). See Figure 5 and Table 3 for additional drill results.

The district exploration has also identified seven new areas within the Borborema exploration concessions with large gold, gold-copper or copper soil and rock anomalies from surface sampling, expanding the São Francisco footprint and providing new areas for drill testing.

The results demonstrate that São Francisco represents a significant, shallow copper-gold-zinc system defined by a continuous massive sulphide rich core enveloped by a wide zone of disseminated mineralization, which is completely open for expansion in all directions. The drilling program will continue to focus on expanding the known mineralized system.

São Francisco mineralization represents only a minor portion of a large anomalous district, making Borborema a very attractive project in the Company’s exploration portfolio.

Figure 5: Borborema property, São Francisco target 2020 drilling highlights and main district sector location. Drilling results reported as Cu (%), Au (g/t) and Zn (%) over core lengths.
https://www.globenewswire.com/NewsRoom/AttachmentNg/b2b19b7f-1d36-49ab-95b2-02c3ddbaddd9

Table 3: Borborema 2020 drilling highlights for drill holes demonstrating grades greater than 5.0% Cu over core lengths greater than 0.5 metres.

Hole	Including	Sector	From (m)	To (m)	Interval (m)	Cu (%)	Au (g/t)	Zn (%)	Year
SF-09		São Francisco	45.26	49.63	4.37	2.15	0.13	0.34	2020
	Inc.	São Francisco	47.30	48.60	1.30	5.54	0.29	0.70	2020
	Inc.	São Francisco	47.30	47.92	0.62	9.61	0.46	1.00	2020
SF-10		São Francisco	59.37	63.51	4.14	1.09	0.07	0.16	2020
	Inc.	São Francisco	59.97	60.62	0.65	6.00	0.35	0.66	2020
SF-11		São Francisco	69.91	73.09	3.18	1.21	0.20	0.23	2020
	Inc.	São Francisco	71.88	73.09	1.21	3.08	0.53	0.51	2020
	Inc.	São Francisco	71.88	72.48	0.60	5.86	1.06	1.00	2020
SF-12		São Francisco	76.80	84.33	7.53	3.80	0.36	0.26	2020
	Inc.	São Francisco	80.20	83.62	3.42	7.40	0.75	0.50	2020
SF-16		São Francisco	116.35	122.00	5.65	1.83	0.18	0.17	2020
	Inc.	São Francisco	116.35	118.00	1.65	5.50	0.50	0.53	2020
	Inc.	São Francisco	116.35	117.35	1.00	7.24	0.66	0.72	2020

Ivolandia

The Ivolandia project is comprised of a 67,500-hectare land package that is located in Brazil’s Goias state south of the Chapada mine. Geochemical stream and soil sampling on the exploration concessions has identified numerous large gold anomalies, and an initial drilling program has defined shallow, gold oxide mineralization.

At the Ivolandia Main target, 36 exploratory drill holes have defined a low-grade oxide mineral envelope over a 1.2 kilometre north-south extent, supported by the following recently drilled core length intercepts: 31.57 metres at 0.44 g/t of gold (from surface), including 5.57 metres at 1.55 g/t of gold (IVO-018); 24.00 metres at 0.30 g/t of gold (from surface), and 25.30 metres at 0.50 g/t of gold (starting at 52.00 metres down hole, IVO-023). See Figure 6 for a property map and drilling highlights.

New sectors have also been defined through exploratory drilling, including Ivolandia West, that warrant further exploration, as indicated by the following low-grade core length intercepts: 15.00 metres at 0.33 g/t of gold (starting at 53.00 metres downhole), and 1.00 metres at 3.03 g/t of gold (starting at 156.00 metres down hole, IVO-29). True widths are not interpreted at this time.

Within the greater Ivolandia concessions, exploration results have defined a number of gold targets for further drill testing. In one of the sectors, Guarda Mor, historical holes drilled by Yamana intercepted significant higher-grade shallow oxide mineralization as indicated by core length intercepts in holes GMOR-04 (21.71 metres a 4.75 g/t of gold, starting at 20.34 metres downhole) and GMOR-14 (13.00 metres at 0.63 g/t Au, starting at 44.00 metres downhole), confirming significant district scale potential for further discovery.

Figure 6: Ivolandia project, Ivolandia Main target 2020 drilling highlights, property wide gold grain stream sediment counts and select historic exploratory drilling. Drilling results reported as Au (g/t) over core lengths.
https://www.globenewswire.com/NewsRoom/AttachmentNg/d0023613-b35c-4be9-8e65-ac744c88139a

Domain

The Domain project, located near Oxford Lake in northeastern Manitoba, is a large 20,000-hectare property package consisting of two unexplored mineral exploration licences 100%-controlled by Yamana, and three smaller claims held under a joint venture agreement with Capella Minerals Ltd. The property is considered to be highly prospective for iron formation-hosted gold deposits and has returned a number of drill intercepts with significant gold grades from a limited area of drilling within the joint venture claims. The larger land package has magnetic anomalies and limited arsenic-in-till anomalies that indicate potential targets for further iron formation-hosted gold as well as shear zone type gold targets.

In July 2020, Yamana entered into an Exploration Agreement with Bunibonibee Cree Nation to develop a cooperative and mutually beneficial relationship relating to mineral exploration within the Traditional Territory of Bunibonibee Cree Nation. Yamana is in the planning stages of a work program for the property, and pending conclusion of community consultation and permitting, exploration work is anticipated to begin in early 2021.

TIER THREE PROJECTS

Yamana controls a number of prospective land packages with evidence of mineralization on surface and limited or no drilling completed to date. These Tier Three projects represent important opportunities that the Company believes offer excellent exploration upside, providing an opportunity for organic growth of new advanced exploration projects over the next decade. Notable Tier Three projects include Cambista and Cambiazo in Chile, Colider in Brazil, and North Madsen in Canada.

Cambista and Cambiazo

Yamana controls an extensive portfolio of exploration properties located within 100 kilometres of the El Peñón mine. Concessions totalling approximately 71,000 hectares are located in this Paleocene gold belt that hosts the El Peñón mine, which has produced over five million ounces of gold to date. The Company’s knowledge and exploration expertise of this environment are now being applied to exploration in the outlying concessions. Exploration has been successful in identifying several high potential sectors utilizing spectrometry-based alteration mapping, soil geochemistry, and the reinterpretation of geophysical data.

Ongoing first pass exploratory drilling has intercepted significant areas of alteration and limited but encouraging evidence of gold mineralization. Initial drilling in one sector, Faraón, located in the northern section of the area being targeted, yielded 34.00 metres at 0.51 g/t of gold, including 2.00 metres at 3.13 g/t of gold (hole CLGNRC05, starting at 146.00 metres downhole). True widths are not interpreted at this time. See Figure 7 for a property location map.

Several others concessions within this well-endowed mineral belt that the Company believes demonstrate high potential for further discoveries are being advanced to drill testing stage.

Figure 7: Cambista and Cambiazo property locations, El Peñón District, northern Chile.
https://www.globenewswire.com/NewsRoom/AttachmentNg/bf259f8d-c3c4-478f-aa8d-d768388d439c

Colider

Colider is an early stage project located in Mato Grosso, Brazil, in the newly developing Juruena District, which has been explored for porphyry copper and precious metals deposits by several junior and senior companies. The 9,700-hectare property is located on Proterozoic volcanic rocks of the Colider sequence. Initial exploration has identified areas of anomalous gold in soils and rocks, with values in individual soil samples reaching up 0.1 g/t of gold intermittently over up to 5.0 kilometres. Gold-in-rock anomalies are associated with well preserved epithermal vein and stockwork mineralization. Exploratory drilling is planned to test these targets in 2021.

Figure 8: Colider project, Brazil. Geology and rock and soil gold geochemistry.
https://www.globenewswire.com/NewsRoom/AttachmentNg/f34fc693-32b7-4578-83d4-e32280278029

North Madsen

At North Madsen, a 416-hectare property located in the core of the Red Lake camp in Ontario, gold mineralization is present as intrusive-hosted vein and stockwork, with both significant wide, low-grade intercepts and more restricted higher-grade mineralized intervals. A 2020 review of historic drilling produced an internal project evaluation that has generated renewed interest to further evaluate the project. Previous exploration has outlined gold zones in three separate areas, each of which is contiguous with gold zones on the adjacent Hasaga property owned by Premier Gold Mines Ltd. Further work will focus on developing an improved geologic model to evaluate near surface targets as well as the potential to develop higher-grade targets that are potentially amenable to underground mining.

QP Statement
Scientific and technical information contained in this press release has been reviewed and approved by Henry Marsden (P. Geo. and Senior Vice President, Exploration). Mr. Marsden is an employee of Yamana Gold Inc. and a “Qualified Person” as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Quality Assurance and Quality Control
Yamana incorporates a Quality Assurance and Quality Control (“QA/QC”) program for all of its mines and exploration projects which conforms to industry best practices.

Samples are transported in security sealed bags for preparation at  certified laboratories (ALS, SGS, BVS). Gold is analyzed by gold fire assay with 30 grams or 50 grams aliquot and AAS finish. Samples over 5 g/t are re-analyzed by gravimetric finish methods. Silver is determined using a four acid digestion and AAS finish (ore level) and samples over 30g/t are re-analyzed by gravimetric finish methods. Copper reported in this release is analyzed by AAS using a four acid digestion. Five percent of all pulps are further checked by secondary certified laboratories (ALS, SGS, Bureau Veritas) using the same analytical methods.

All exploration diamond drill cores are split in half by mechanical spitting or core sawing and sampled at appropriate intervals for assay The remaining core, coarse reject and pulps are stored on-site in a secure location.

Quality assurance standards, duplicates, sterile and blanks are routinely inserted into the sample stream as a control for assay accuracy, bias, precision and contamination. The results of these checks are tracked and failures are re-analyzed. This information also includes pulp checks carried out in the secondary lab.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

Tavistock (UK Public Relations)
Charles Vivian / Emily Moss
Telephone: +44 7977 297 903 / +44 778 855 4035
Email: yamana@tavistock.co.uk

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s proposed generative exploration program and prospective and highly prospective targets and projects, the Company’s short-term and longer-term goals and objectives of the program; the Company’s expectation that it will continue to generate cash flow, some of which will support the generative exploration program. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include unforeseen impacts on cash flow; unforeseen exploration and test results, and other risk factors discussed in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s proposed generative exploration program and the short-term and longer-term goals and objectives thereof, as well as the Company’s expected sources of funding for the program and may not be appropriate for other purposes.